Royal Caribbean Cruises Ltd.
1050 Caribbean Way	tel: 305.539.6000
Miami, Fl 33132.2096 USA	www.royalcaribbean.com

July 29, 2011

VIA EDGAR AND OVERNIGHT MAIL

Theresa Messinese
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-3561

Reference:             Royal Caribbean Cruises Ltd. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 24, 2011
File No. 001-11884

Dear Ms. Messinese:

I am writing this letter to confirm our conversation on July 25, 2011 regarding the Staff’s request for certain additional information from the Company in connection with the Company’s response to the Staff comment letter dated June 3, 2011 regarding the above-referenced filing.  As discussed, the Company is working to compile and provide such information on a timely basis.

If you have any questions regarding the foregoing, please feel free to contact me at (305) 539-6245.

Very truly yours,

 /s/ Henry Pujol

Henry Pujol
Vice President, Corporate Controller

cc:	Lyn Shenk, Securities and Exchange Commission
Doug Jones, Securities and Exchange Commission
Brian J. Rice, Royal Caribbean Cruises Ltd.
Bradley H. Stein, Royal Caribbean Cruises Ltd.
Valerie Ford Jacob, Fried, Frank, Harris, Shriver & Jacobson, LLP